AVAWATZ COMPANY

AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
AvaWatz Company
Frisco, Texas

Opinion

We have audited the financial statements of AvaWatz Company (the "Company"), which comprise the balance sheets as of December 31, 2025 and December 31, 2024, and the related statements of operations, changes in stockholders' equity, and cash flows (collectively, the "financial statements") for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.



In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 30, 2026
Calabasas, California

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	336,440	$	331,374
Accounts receivable		223,681		-
Due from related party		-		39,553
Prepaids and other current assets		4,360		1,353
Total current assets		**564,481**		**372,280**
Property and equipment, net		2,508		5,089
Intangible assets, net		35,903		22,903
Deferred tax assets		-		482,700
Total assets	$	**602,892**	$	**882,972**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	6,949	$	6,920
Credit card		5,250		36,856
Line of credit		-		9,407
Due to related party		250		-
Other current liabilities		146,026		136,543
Total current liabilities		**158,475**		**189,726**
Total liabilities	$	**158,475**	$	**189,726**
STOCKHOLDERS' EQUITY				
Common Stock	$	16,864	$	16,864
Preferred Stock		822		551
Equity issuance costs		(140,241)		(140,241)
Additional Paid-In Capital		3,201,949		2,543,767
Accumulated Deficit		(2,634,977)		(1,727,695)
Total stockholders' equity		**444,417**		**693,246**
Total liabilities and stockholders' equity	$	**602,892**	$	**882,972**

See accompanying notes to financial statements.

For Fiscal Years Ended December 31,		2025		2024
(USD $ in Dollars)				
Net revenue	$	620,659	$	281,477
Cost of goods sold		364,023		158,873
Gross profit		256,636		122,604
Operating expenses				
Sales and marketing		31,414		25,405
General and administrative		643,246		798,168
Total operating expenses		674,660		823,573
Operating loss		(418,024)		(700,969)
Interest expense		(8,098)		(7,823)
Other income		1,540		12,098
Loss before provision for income taxes		(424,582)		(696,694)
(Provision)/Benefit for income taxes		(482,700)		135,000
Net Loss	$	(907,282)	$	(561,694)

See accompanying notes to financial statements.

AVAWATZ COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(USD $ in Dollars, except per share data)	Common Stock		Preferred Stock		Equity issuance costs	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2023	**16,864,442**	**$ 16,864**	**74,008**	**$ 74**	**$ (47,808)**	**$ 1,888,370**	**$ (1,166,001)**	**$ 691,499**
Issuance of Preferred Stock	-	-	476,531	477	(92,433)	655,397	-	563,441
Net loss	-	-	-	-	-	-	(561,694)	(561,694)
Balance—December 31, 2024	**16,864,442**	**$ 16,864**	**550,539**	**$ 551**	**$ (140,241)**	**$ 2,543,767**	**$ (1,727,695)**	**$ 693,246**
Issuance of Preferred Stock	-	-	270,984	271	-	658,182	-	658,453
Net loss	-	-	-	-	-	-	(907,282)	(907,282)
Balance—December 31, 2025	**16,864,442**	**$ 16,864**	**821,523**	**$ 822**	**$ (140,241)**	**$ 3,201,949**	**$ (2,634,977)**	**$ 444,417**

See accompanying notes to financial statements.

AvaWatz Company
Statements of Cash Flows

For Fiscal Years Ended December 31,		2025		2024
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(907,282)	$	(561,694)
Adjustments to reconcile net income to net cash used in operating activities:				
Depreciation and amortization		2,581		10,958
Changes in operating assets and liabilities:				
Accounts receivable		(223,681)		-
Prepaids and other current assets		(3,007)		(1,353)
Due from related party		39,553		(39,553)
Accounts payable		29		(14,620)
Credit Cards		(31,606)		8,484
Due to related party		250		-
Other current liabilities		9,483		(6,514)
Deferred tax assets		482,700		(135,000)
Net cash used in operating activities		**(630,980)**		**(739,292)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of intangible assets, net		(13,000)		-
Sale of property and equipment, net		-		6,699
Net cash (used in)/provided by investing activities		**(13,000)**		**6,699**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from issuance of common stock		-		34
Proceeds from issuance of preferred stock		658,453		563,441
(Repayment) / Borrowing on loans		(9,407)		9,407
Net cash provided by financing activities		**649,046**		**572,882**
Change in cash		5,066		(159,711)
Cash—beginning of year		331,374		491,085
Cash—end of year	$	**336,440**	$	**331,374**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	8,098	$	7,823
Cash paid during the year for income taxes	$	-	$	-
OTHER NON-CASH INVESTING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	12,452

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

AvaWatz Company (which may be referred to as the "Company", "we", "us", or "our") was originally formed on July 19, 2018, in the state of Massachusetts. On February 13, 2019, the Company changed its state of registration under the state of Texas.

AvaWatz Company is the next generation AI decision intelligence software company. Based on deep neural learning – knowledge network technologies, AvaWatz Company provides enterprise customers with multiple solutions including clinical, military, and business decision support. Avawatz Company provides end-to-end private / hybrid cloud computing-based SaaS and AI-at-the-Edge solutions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Correction of Prior Period Error

The Company evaluates identified errors in previously issued financial statements in accordance with ASC 250 and applicable materiality guidance. Immaterial errors may be corrected in the period identified when such correction does not materially misstate current-period financial statements.

Management does not believe the correction reflects any change in the commercial viability of the Company's technology or products.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025 and 2024, the Company's cash exceeded FDIC insured limits by $86,440 and $81,374, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and accounts receivables. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

The Company's receivables consist of trade receivables from customers. Management evaluates the collectability of receivables and writes off amounts that are determined to be uncollectible. During the years ended December 31, 2025 and 2024, there were no written off receivables. While management believes that the remaining receivables are collectible, all receivables are subject to credit risk.

Long-Lived Assets and Impairment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years
Furniture and fixtures	7 years
Vehicles	7 years

The Company's intangible assets consist of direct costs incurred in developing patents. Since the patents are internally developed, consequently there is no accumulated amortization recognized.

As of December 31, 2025 and 2024, intangible assets, net, totaled $35,903 and $22,903, respectively.

The Company evaluates its long-lived assets, including property and equipment, and intangible assets, for impairment in accordance with ASC 360 whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Indicators of impairment may include recurring operating losses, negative cash flows from operations, and other adverse changes in business conditions.

During the year ended December 31, 2025, the Company experienced operating losses and negative operating cash flows, which were considered as potential indicators of impairment. Management performed a qualitative assessment of impairment indicators, considering factors such as market conditions, development progress, regulatory status, and funding environment.

Based on this assessment, management determined that no indicators of impairment were present and that the carrying value of the Company's property and equipment, and intangible assets are recoverable. Accordingly, no impairment charge was recognized for the years ended December 31, 2025 and 2024.

However, given the Company's early-stage operations, continued operating losses, and dependence on future financing and successful commercialization, there can be no assurance that the carrying value of these assets will be recoverable in future periods. If actual results differ from current estimates, or if additional indicators of impairment arise, the Company may be required to record an impairment charge in future periods.

Revenue Recognition

The Company generates revenue from contracts with customers for the provision of AI-driven decision intelligence solutions, including clinical, military, and business applications, as well as related services.

The Company recognizes revenue in accordance with ASC 606 by applying the following five-step model:

1. Identify the contract with a customer

2. Identify the performance obligations in the contract

3. Determine the transaction price

4. Allocate the transaction price to performance obligations in the contract

5. Recognize revenue when or as the performance obligations are satisfied

Revenue is recognized when control of the promised services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to.

For most arrangements, revenue is recognized over time as services are performed, as the customer simultaneously receives and consumes the benefits of the services. Progress toward completion is generally measured based on contractual milestones or delivery of agreed-upon outputs, which best depicts the transfer of control.

In certain cases, revenue may be recognized at a point in time when control of the deliverable is transferred to the customer, depending on the nature of the arrangement.

For the years ended December 31, 2025, and 2024, the Company's net revenue amounted to $620,659 and $281,477, respectively.

Cost of Goods Sold

Cost of goods sold primarily consists of costs directly associated with providing services to customers, including direct labor, consultant fees and other direct project-related costs.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 30, 2026, which is the date the financial statements were available to be issued.

Recently Issued and Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

In August 2020, the FASB issued ASU 2020 – 06, debt, debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.) ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than the fiscal year beginning after December 15, 2020.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables, prepaids and other current assets consist of prepaid expenses, accounts payable consist primarily of trade payables, while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage.

Other current liabilities consist of the following items:

As of Year Ended December 31,		2025		2024
Accrued expenses	$	118,459	$	108,920
Tax Payable		1,087		1,113
Payroll liabilities		26,480		26,510
Total Other Current Liabilities	**$**	**146,026**	**$**	**136,543**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2025 and 2024, property and equipment consist of:

As of Year Ended December 31,		2025		2024
Computer equipment	$	41,554	$	41,554
Furniture and fixtures		5,337		5,337
Vehicles		-		-
Property and Equipment, at Cost	**$**	**46,890**	**$**	**46,890**
Accumulated depreciation		(44,382)		(41,801)
Property and Equipment, Net	**$**	**2,508**	**$**	**5,089**

Depreciation expenses for property and equipment for the fiscal years ended December 31, 2025 and 2024, amounted to $2,581 and $10,958, respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2025 and 2024, intangible assets refer to direct costs incurred in developing patents and amounted to $35,903 and $22,903, respectively. No amortization expense is recorded on assets in progress until such time as the relevant assets are completed and put into use.

Impairment Assessment

The Company evaluates its long-lived assets, including property and equipment, and intangible assets, for impairment in accordance with ASC 360 whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Indicators of impairment may include recurring operating losses, negative cash flows from operations, and other adverse changes in business conditions.

During the year ended December 31, 2025, the Company experienced operating losses and negative operating cash flows, which were considered as potential indicators of impairment. Management performed a qualitative assessment of impairment indicators, considering factors such as market conditions, development progress, regulatory status, and funding environment.

Based on this assessment, management determined that no indicators of impairment were present and that the carrying value of the Company's property and equipment, and intangible assets are recoverable. Accordingly, no impairment charge was recognized for the years ended December 31, 2025 and 2024.

The assessment involves significant judgment, including assumptions regarding development timelines and the potential for future commercialization. Actual results could differ from these estimates and may result in future impairment.

6.   DEBT

Line of Credit

The Company entered into an unsecured, non-maturing Line of Credit agreement, with JPMorgan Chase Bank. The credit facility size is $200,000. The interest rate is 8% per annum. The total outstanding balance as of December 31, 2025, and December 31, 2024, is $0 and $9,407, respectively. For the years ended December 31, 2025, and 2024, interest expense amounted to $8,098 and $7,823, respectively.

7.   EQUITY AND CAPITALIZATION (REVISED)

Common Stock

The Company is authorized to issue 30,000,000 shares designated as $0.001 par value Common Stock. As of both December 31, 2025 and 2024, 16,864,442 shares have been issued and are outstanding. The holders of Common Stock will exclusively possess all voting rights and powers and the holders of the Common Stock will have one vote for each share of Common Stock held of record.

Preferred Stock

The Company is authorized to issue 20,000,000 shares designated as $0.001 par value Preferred Stock. In the case of any voluntary or involuntary liquidation, dissolution or winding up holders of the Preferred Stock then outstanding are entitled to be paid out before any payment shall be made to holders of the Common Stock. As of December 31, 2025 and 2024, 821,523 and 550,539 preferred shares have been issued and are outstanding, respectively.

Preferred stock has a liquidation preference equal to the greater of (i) 1x original issue price plus any declared but unpaid dividends, or (ii) the amount as if converted to common stock, payable prior to common shareholders upon liquidation or deemed liquidation. Preferred stock is non-voting. All preferred shares automatically convert into common stock upon a qualified public offering or listing approved by the Board, on a one-for-one basis.

Equity Issuances Through Crowdfunding Platforms

As of December 31, 2025, the Company received proceeds through various crowdfunding platforms and calculated the related shares issued using a price of $3.00 per share, as follows:

- WeFunder – received gross proceeds of $1,231,319 and issued 408,708 preferred shares

- Republic – received gross proceeds of $825,946 and issued 35,406 preferred shares

- StartEngine – received gross proceeds of $1,143,689 and issued 601,627 common shares and 46,645 preferred shares

Total shares issued through these platforms amounted to 1,057,268 shares.

The Company used a price of $3.00 per share to determine the number of shares issued in connection with these offerings. The standard offering price for these offerings was $4.00 per share. Total gross proceeds received from these issuances were approximately $3.2 million.

8.   RELATED PARTY TRANSACTIONS

As of December 31, 2025, payables to the Company's Chief Executive Officer (CEO) amounted to $250. As of December 31, 2024, receivables from the Company's CEO amounted to $39,553.

9.   INCOME TAXES

The (provision for)/benefit from income taxes consists of the following for the years ended December 31:

For Fiscal Years Ended December 31,	2025	2024
Current:		
Federal, state, and local	$ -	$ -
Foreign	-	-
Total	**-**	**-**
Deferred:		
Federal, state, and local	482,700	135,000
Foreign	-	-
Total	482,700	135,000
Total (Provision)/Benefit for Income Taxes	**$ 482,700**	**$ 135,000**

Components of Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31 are as follows:

As of December 31,	2025	2024
Deferred tax assets:		
Accrued expenses	$ 578,000	$ 493,000
Total Gross Deferred Tax Assets	578,000	493,000
Deferred tax liabilities:		
Depreciation	$ -	$ (10,300)
Total Gross Deferred Tax Liabilities	-	(10,300)
Net Deferred Tax Asset Before Valuation Allowance	$ 578,000	$ 482,700
Less: Valuation Allowance	(578,000)	-
Net Deferred Tax Assets	**$ -**	**$ 482,700**

Valuation Allowance

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment.

Based on the Company's history of cumulative operating losses, management concluded that the Company's deferred tax assets are not more likely than not realizable. Accordingly, the Company recorded a full valuation allowance of $578,000 against its net deferred tax assets during the year ended December 31, 2025.

10. PRIOR PERIOD ERROR

During the preparation of the Company's financial statements for the year ended December 31, 2025, management identified prior-period errors related to the presentation of Preferred Stock outstanding.

Specifically, 6 shares of Preferred Stock and 34,451 shares of Common Stock issued in 2023 and 195,252 shares of Preferred Stock issued in 2024 were omitted from the calculation of total issued shares reflected in the equity roll-forward disclosure.

Management evaluated these errors in accordance with ASC 250, Accounting Changes and Error Corrections, and the materiality framework in SEC Staff Accounting Bulletin No. 99. Management concluded that the errors were not material to the previously issued financial statements. Accordingly, the comparative number of shares and related amounts have been revised to reflect the corrected number of issued shares and the related allocation between par value and additional paid-in capital. These corrections did not have a material impact on the Company's financial position, results of operations, or cash flows.

11. COMMITMENTS AND CONTINGENCIES

Operating leases

The Company has no long-term leases in place and all lease terms are on a on a short-term basis. Rent expenses were in the amount of $14,989 and $16,081 for the years ended December 31, 2025, and December 31, 2024, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2025 and 2024.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025 and 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025, through April 30, 2026, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.